

July 6, 2010

Via U.S. Mail

Joseph Curtin
President and Chief Executive Officer
TMS International Corp.
12 Monongahela Avenue
P.O. Box 2000
Glassport, PA 15045

> **Re:** **TMS International Corp.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed: June 23, 2010**
> **File No.: 333-166807**

Dear Mr. Curtin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Industry, Market and Geographical Data, page ii

1. We note your response to comment seven in our letter dated June 9, 2010. Please identity in the filing the reports and/or publications that are available only on a subscription basis or for a fee.

2. We note your response to comment eight in our letter dated June 9, 2010. Please include in the filing a brief description of the sources cited.

The Offering, page 8

3. We note your revised disclosure in response to comment 11 in our letter dated
    June 9, 2010. It does not appear, however, that you have discussed the purpose
    and impact of the Class B shares and the share recapitalization. Please revise
    your disclosure accordingly.

Risk Factors, page 15

Risks Relating to the Offering and Ownership of Our Class A Common Stock, page 29

Because of our board of directors is not required to consist of a majority of independent
directors, you will not have the same protections…, page 34

4. We note your revised disclosure in response to comment 21 in our letter dated
    June 9, 2010. Please revise the heading as well as the text of this risk factor to
    indicate that because of its ownership position and board representation, Onex
    "will" have a controlling influence over the board.

Application of Critical Accounting Policies, page 54

5. Please expand your discussion of goodwill to describe how you combine or
    consider the results of your income and market approaches to arrive at your
    estimate of fair value for the annual and interim goodwill impairment tests. For
    example, disclose whether you average or otherwise mathematically combine the
    results of the two tests to arrive at your fair value estimate, or whether you take
    the lower result of the two tests, etc.

Liquidity and Capital Resources, page 70

6. We note your response to comment 24 in our letter dated June 9, 2010. Please
    quantify, to the extent possible, "near term."

Business, page 81

Customers, page 88

7. We note your response to comment 31 in our letter dated June 9, 2010.
    Considering that:
    o   for fiscal year ended March 31, 2010 US Steel accounted for 29% of
        your Revenue After Material Costs; and
    o   the USS Contracts are governed under three master agreements which
        "define the parties' overall relationship",

we disagree with your conclusion that the company is not substantially dependent on any USS Contract, individually or in the aggregate. In addition, your statement that even taken together, "the numerous contracts governing the relationship with US Steels' affiliates and locations would not constitute *the major part of the registrant's products and services* (emphasis added)" at the end of paragraph (c) of your response, appears conclusory and invokes an unquantifiable standard not responsive to the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K. Please file the master agreements as exhibits to the registration statement and revise your disclosure to include a summary of your response related to the contractual arrangements with US Steel.

Compensation Discussion and Analysis, page 107

Bonus, page 111

8. We note your response and revised disclosure in response to comment 36 in our letter dated June 9, 2010. While the bonus allocation appears to be based upon the "subjective evaluation" of each NEO's performance, in the last paragraph of page 111 you continue to disclose that in determining the individual award amounts the committee assessed the "respective contributions" of each NEO. As such, your disclosure should identify the specific contributions made by each NEO and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

9. Please clarify whether the metrics described in this section were pre-established goals necessary for the creation of the bonus pool.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:	Derek Stoldt, Esq.
	Kaye ScholerLLP
	via facsimile at (212) 836-8689